Fran Stoller Partner 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4935 212.407.4000 212.214.0706
fstoller@loeb.com

August 20, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 6 is being filed to respond to the comments set forth in the Staff’s letters dated August 16, 2007 and August 17, 2007 (the “Staff’s Letters”). In order to facilitate your review of Amendment No. 6, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letters, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter dated August 16, 2007 are as follows:

Comment Number	Response

General

1.

We note your responses to prior comments two and five and revised disclosure on pages 21, 47 and 73. We still believe that the phrase “subject to their respective existing fiduciary obligations” does not clarify the relevant priorities. Please revise statements that the insiders’ obligations are “subject to” existing fiduciary obligations to clearly state, if true, that obligations to affiliated companies take priority over you, and the opportunities attractive to you and to affiliated companies must first be presented to affiliated companies.

The disclosure on pages 21, 47 and 73 has been revised to clarify that there may be potential opportunities that would be attractive to the Company that would need to be presented to, and rejected by, one or more of the entities that the Company’s insiders have an existing fiduciary obligation to before they can be presented to the Company.

2.

In this regard, we note that the second to last paragraph on page 47 and the second full paragraph on page 73 indicate that certain conflicts are minimized because the affiliated company is “focused exclusively on its current portfolio companies” or not “looking at” entities in China. Elsewhere you refer to conflicts with other companies, including Domtar, Samling Global, ESI and McDonalds. Please revise page 73 to provide a listing of each entity with which a conflict of interest may or does exist, and indicate for each such entity the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.

The disclosure on page 73 has been revised to provide a table listing each entity with which a conflict of interest could exist and indicate that the company’s officer and directors would have to present a potential target business to such entities before presenting them to the Company.

3.

Also, if you have established criteria for evaluating any contacts, discussions or opportunities insofar as they relate to you and companies with which a conflict of interest may or does exist, disclose such criteria and discuss how they are applied. If you have not established any such criteria, revise or so state. See comment 35 from our letter dated June 8, 2007, comment 16 from our letter dated July 6, 2007 and comment nine from our letter dated July 27, 2007.

We draw the Staff’s attention to the last sentence of the penultimate paragraph on page 73 (as required in accordance with comment 2 above) which states that there are no written policies other than the obligation which is referenced.

The Company’s response to the Staff’s comment set forth in the Staff’s Letter dated August 17, 2007 is as follows:

Comment Number	Response

General

1.

We note your response to comment two from our letter dated July 27, 2007 and related disclosure that you may obtain an investment banker’s opinion that would only be able to be relied upon by your board of directors and not by your stockholders. Your disclosure states that you will obtain an opinion in the event you propose a transaction with any company that is currently a portfolio company of, or otherwise affiliated with, or has received a financial investment from, any of the companies with which your existing stockholders, executive officer or directors are affiliated. Please revise to also state that, in these circumstances, you will either obtain an opinion on which stockholders will be able to rely or, if the investment banker and company believe that stockholders will not be able to rely on the opinion, include disclosure in the proxy statement providing support for that belief. Also, revise to address whether and why you believe that obtaining such an opinion, given your belief that stockholders would not be able to rely on it, would provide any protections for stockholders in the event you propose an affiliated transaction.

The disclosure on pages 2, 57 and 73 has been revised to clarify that in the event that the Company obtains an opinion that the Company and the investment banker believe cannot be relied on by the Company’s stockholders, the Company will include disclosure in the proxy statement providing support for that belief. In addition, the disclosure has been revised to disclose that while the Company’s stockholders might not have legal recourse against the investment banking firm in such case, the evaluation of an independent expert, would be a factor that stockholders could consider in making their determination.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner